ACM Managed Dollar Income Fund, Inc. Exhibit 77C

77C Matters submitted to a vote of security holders

A Special Meeting of Shareholders of ACM Managed Dollar Income Fund, Inc. (ACM VIII) was held on March 8, 2001. A description of each proposal and number of shares voted at the meeting are as follows:

	Shares Voted For	Shares Voted Against	Shares Abstained
To elect three Directors of ACM V for a term of three years and until his successor is duly elected and qualified. David H. Dievler Donald J. Robinson Clifford L. Michel	20,852,458 20,883,937 20,883,937	0 0 0	276,656 245,177 245,177
To ratify the selection of Ernst & Young LLP as independent accountants for ACM VIII, and its fiscal year ending in 2001.	20,930,399	77,712	121,002